[redacted]

10029881

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67993

SEC Mail Processing Section
RECEIVED
MAR 31 2010
Washington, DC
103

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Foundation Markets Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Broadway, Suite 1601
(No. and Street)

New York	New York	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel — (212) 897-1688
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MaloneBailey LLP, Certified Public Accounting Firm
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 1003	New York	New York	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Howard Spindel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Foundation Markets Corporation, as of December 31 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal

Title

Notary Public

CARL GOODMAN
Notary Public, State of New York
No. 01GO9821038
Qualified in Rockland County
Commission Expires March 30, 2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOUNDATION MARKETS CORPORATION
(A Company in the Development Stage)

Financial Statements and Supplemental Schedules

December 31, 2009

(With Independent Auditors' Report Thereon and Supplemental report on Internal Control required by Rule 17a-5)

These financial statements and schedules should be deemed confidential pursuant to Subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

FOUNDATION MARKETS CORPORATION
(A Company in the Development Stage)

DECEMBER 31, 2009

INDEX

MALONEBAILEY LLP

CERTIFIED PUBLIC ACCOUNTING FIRM

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Foundation Markets Corporation (a Company in the Development Stage)
New York, NY

We have audited the accompanying statement of financial condition of Foundation Markets Corporation (a Company in the Development Stage) as of December 31, 2009 and the related statements of operations, changes in stockholder's deficit and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Foundation Markets Corporation (a Company in the Development Stage) at December 31, 2009 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Malone Bailey LLP

MaloneBailey LLP
Certified Public Accounting Firm
New York, New York
www.malonebailey.com
March 31, 2010

FOUNDATION MARKETS CORPORATION
(A Company in the Development Stage)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS		
Cash	$	26,933
Prepaid expenses		3,400
TOTAL ASSETS	$	30,333
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	2,350
TOTAL LIABILITIES		2,350
Commitments and contingent liabilities (Note 7)		-
Stockholder's equity		
Common stock, no par value, 3,000 shares authorized, 2,056 shares issued and outstanding		-
Additional paid-in capital		194,360
Deficit accumulated in the development stage		(166,377)
Total Stockholder's Equity		27,983
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	30,333

The accompanying notes are an integral part of these financial statements.

FOUNDATION MARKETS CORPORATION
(A Company in the Development Stage)

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2009

	Year Ended December 31, 2009	July 8, 2008 (inception) to December 31, 2009 (unaudited)
Revenues:		
	$ -	$ -
Total Revenues	-	-
Expenses:		
Professional fees	57,091	85,091
Occupancy	29,400	36,026
Communications and quotations	16,141	17,336
Office supplies and expenses	9,593	10,224
Regulatory fees	3,794	9,062
Other expenses	5,951	8,638
Total Expenses	121,970	166,377
Net loss	$ (121,970)	$ (166,377)

The accompanying notes are an integral part of these financial statements.

FOUNDATION MARKETS CORPORATION
(A Company in the Development Stage)

STATEMENT OF CHANGES IN STOCKHOLDER'S DEFICIT

FOR THE PERIOD JULY 8, 2008 (INCEPTION) TO DECEMBER 31, 2009

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings (Deficit)	Totals
Balances at July 8, 2008 (inception)	-	$ -	$ -	$ -	$ -
Net loss	-	-	-	(44,407)	(44,407)
Balances at December 31, 2008	-	-	-	(44,407)	(44,407)
Sales of common stock	1,256	-	108,596	-	108,596
Common stock issued for settlement of debt	800	-	79,960	-	79,960
Capital contribution	-	-	5,804	-	5,804
Net loss	-	-	-	(121,970)	(121,970)
Balances at December 31, 2009	2,056	$ -	$ 194,360	$ (166,377)	$ 27,983

The accompanying notes are an integral part of these financial statements.

FOUNDATION MARKETS CORPORATION
(A Company in the Development Stage)

STATEMENT OF CASH FLOWS
FOR YEAR ENDED DECEMBER 31, 2009
Increase (Decrease) in cash

	Year Ended December 31, 2009	July 8, 2008 (inception) to December 31, 2009 (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (121,970)	$ (166,377)
Adjustments to reconcile net income to net cash used by operating activities:		
Changes in operating assets and liabilities:		
Decrease in prepaid expenses	5,017	(3,400)
Increase in accounts payable and accrued expenses	(7,262)	2,350
Total adjustments	(2,245)	(1,050)
NET CASH USED BY OPERATING ACTIVITIES	(124,215)	(167,427)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions	5,804	5,804
Sales of common stock	108,596	108,596
Proceeds from related party notes payable	34,980	79,960
CASH PROVIDED BY FINANCING ACTIVITIES	149,380	194,360
NET INCREASE IN CASH	25,165	26,933
CASH		
Beginning of year	1,768	-
End of year	$ 26,933	$ 26,933
Non-cash investing and financing activities:		
Common stock issued for settlement of debt	$ 79,960	$ 79,960

The accompanying notes are an integral part of these financial statements.

FOUNDATION MARKETS CORPORATION
(A Company in the Development Stage)

NOTES TO FINANCIAL STATEMENTS
December 31, 2009

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Foundation Markets Corporation (the "Company") incorporated July 8, 2008 in the State of New York. On June 3, 2009, the Company became a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Foundation Financial Holdings Corporation, a Canadian corporation.

The Company acts as a broker for institutional customers in the purchase and sale of private placement securities.

Since July 8, 2008 (inception) the Company has been in the development stage.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Revenue Recognition

The Company records commissions and any related expenses on a trade date basis.

Cash

All cash deposits are held by one financial institution and therefore are subject to credit risk at that financial institution. Management does not believe there to be any significant risk with respect to these deposits.

Income Taxes

The Company uses the asset and liability method in accounting for income taxes. Deferred tax assets and liabilities are recognized for temporary differences between financial statement carrying amounts and the tax bases of assets and liabilities, and are measured using the tax rates expected to be in effect when the differences reverse. Deferred tax assets are also recognized for operating loss and tax credit carry-forwards. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is used to reduce deferred tax assets when uncertainty exists regarding their realization.

NOTE 3- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (the ratio is 8 to 1 for the first year of FINRA membership) and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital of $24,583, which was $19,583 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.0956 to 1.

NOTE 4- INCOME TAXES

At December 31, 2009, the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $166,000 which will begin to expire, if unused, beginning in 2027. The Company has taken a full valuation allowance against the corresponding deferred tax asset of approximately $56,000.

NOTE 5- COMMITMENTS AND CONTINGENCIES

The Company is currently utilizing office space provided by its FINOP. Rent expense for the year ended December 31, 2009 was $29,400.

NOTE 6- COMMON STOCK TRANSACTIONS

During the year ended December 31, 2009, the Company sold 1,256 shares of common stock for $108,596 to its parent company. Also, the Company issued 800 shares for settlement of $79,960 of debt to its parent company.

NOTE 7- RELATED PARTY TRANSACTIONS

During the year ended December 31, 2009, the Company received $34,980 in loans from its parent company. These amounts were included in the debt settlement noted above (see Note 6). In addition, the Company utitlizes office space provided by an officer (see Note 5).

NOTE 8- SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 31, 2010, the date that its financial statements were ready to be issued. The Company believes that there are no subsequent events requiring further disclosure.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5

OF THE SECURITIES EXCHANGE ACT OF 1934

FOUNDATION MARKETS CORPORATION
(A Company in the Development Stage)

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

NET CAPITAL:		
Stockholders' equity		$ 27,983
Less non-allowable assets and deductions:		
Other assets		3,400
Less: Haircuts		-
NET CAPITAL		$ 24,583
TOTAL AGGREGATE INDEBTEDNESS		$ 2,350
MINIMUM NET CAPITAL REQUIRED (12.5% of aggregate indebtedness)		$ 294
MINIMUM NET CAPITAL DOLLAR REQUIREMENT		$ 5,000
MINIMUM NET CAPITAL REQUIRED		$ 5,000
EXCESS NET CAPITAL ($24,583 - $5,000)		$ 19,583
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	$ 2,350 / $ 24,583	9.56%

FOUNDATION MARKETS CORPORATION
(A Company in the Development Stage)

SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 17a-5(d) (4) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

NET CAPITAL, as reported in Company's Part II-A Focus Report (Unaudited)	$	13,583
Increases:		
Professional fees over accrual		11,000
NET CAPITAL, per audit	$	24,583

FOUNDATION MARKETS CORPORATION
(A Company in the Development Stage)

SCHEDULE III
INFORMATION RELATING TO RESERVE REQUIREMENTS FOR BROKER/ DEALERS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2009

The Company claims an exemption from the provisions of Rule 15c3-3 under paragraph (k)(2)(i). Accordingly, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" under such rule have not been prepared.

FOUNDATION MARKETS CORPORATION
(A Company in the Development Stage)

SCHEDULE IV
SUPPLEMENTARY REPORT ON SIPC ASSESSMENT RECONCILIATION
DECEMBER 31, 2009

Supplemental report on SIPC assessment is not required because the Company had receipts less than $500,000.

FOUNDATION MARKETS CORPORATION
(A Company in the Development Stage)

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

DECEMBER 31, 2009

MALONEBAILEY LLP

CERTIFIED PUBLIC ACCOUNTING FIRM

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

To the Board of Directors
Foundation Markets Corporation (a Company in the Development Stage)
New York, NY

In planning and performing our audit of the financial statements of Foundation Markets Corporation (a Company in the Development Stage) (the "Company"), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. However, we noted the following matter involving the control environment and its operations that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2009, and this report does not affect our report thereon dated March 31, 2010.

<u>Adjustments to the Financial Statements and Net Capital Computation</u>

During the audit, we proposed an adjustment for overaccrual of professional fees, which was approved by management. An effective system of internal control would have included this adjustment and disclosures.

<u>Management Response</u>

Management has indicated that the control deficiency that created the error has been corrected.

The Company's written response to the material weakness identified in our audit has not been subjected to the auditing procedures applied in the audit of the financial statements and, accordingly, we express no opinion on it.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority ("FINRA") and other regulatory agencies that rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Malone Bailey LLP

MaloneBailey LLP
Certified Public Accounting Firm
New York, New York
www.malonebailey.com
March 31, 2009